UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 5, 2008

Koninklijke Philips Electronics N.V. ———————————————————————————————————
(Translation of registrant’s name into English)

The Netherlands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This report comprises a copy the following press releases entitled:

- “Philips announces completion of sale of Set-Top Boxes and Connectivity
Solutions businesses to Pace Micro Technology of the UK”, dated April 21, 2008;
- “Philips plans to participate in TSMC share repurchase program”, dated May 13,
2008;
- “Philips to acquire Brazilian patient monitoring and critical care company
DixtalBiomédica e Tecnologia”, dated May 13, 2008;
- “Philips agrees to sell MedQuist stake to CBay Systems”, dated May 22, 2008;
- “Philips completes cancellation of 36.6 million shares”, dated June 3, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Koninklijke Philips Electronics N.V.

Date: June 5, 2008	By:	/s/ E.P. Coutinho
	Name:	E.P. Coutinho
	Title:	General Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release
99.2	Press release
99.3	Press release
99.4	Press release
99.5	Press release